Via Facsimile and U.S. Mail
Mail Stop 6010

August 11, 2006

Mr. Gregory C. Case
President and Chief Executive Officer
AON Corporation
200 E. Randolph Street
Chicago, IL   60601

Re: AON Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 9, 2006
File No. 001-07933

Dear Mr. Case:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joe Roesler
Accounting Branch Chief